UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 6, 2014

YANDEX N.V.

Laan Copes van Cattenburch 52

The Hague, the Netherlands, 2585 GB. Tel: +31-70-3454700

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Furnished as Exhibits to this Report on Form 6-K are the following:

•                  Notice of the 2014 Annual General Meeting of Shareholders of Yandex N.V. dated May 6, 2014

•                  Agenda and Explanatory Notes for the Annual General Meeting

•                  A press release dated May 6, 2014 regarding director nominations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YANDEX N.V.

Date: May 6, 2014	By:	/S/ ALEXANDER SHULGIN
Alexander Shulgin
Chief Financial Officer

INDEX TO EXHIBITS

99.1	Notice of Annual General Meeting of Shareholders of Yandex N.V. dated May 6, 2014

99.2	Agenda and Explanatory Notes for the Annual General Meeting

99.3	Press release dated May 6, 2014 regarding director nominations